

June 23, 2009

Mr. Richard P. Dealey
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response Letter Dated May 29, 2009**
> **File No. 001-13245**

Dear Mr. Dealey:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note G – Derivative Financial Instruments, page 21

1.   We read your response to prior comment 3, and understand that you chose to present the fair value of your derivative assets and liabilities executed under master netting arrangements on a net basis, to correspond to the related amounts presented in your statements of financial position, and supplemented your disclosure with footnotes indicating the amounts that were netted. However, we are unable to concur with your treatment, as it does not comply with the specific guidance of SFAS 161, paragraph 3(b), as to its amendment of SFAS 133, paragraph 44(C)(a)(1), which states that the fair value of derivative instruments shall be presented on a gross basis, *even when* the derivative instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with FASB Interpretation No. 39.

Accordingly, in future filings, please revise your disclosure to fully comply with the guidance of SFAS 161.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief